UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-36575

MACROCURE LTD.
(Translation of Registrant's name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On October 27, 2015, MACROCURE LTD. (NASDAQ:MCUR) issued a press release providing an update on the results for its Phase III Clinical Trial of CureXcell® in diabetic foot ulcers, a copy of which is furnished herewith as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.
(Registrant)

Date: October 27, 2015	By:	/s/	Mark Page
	Name:		Mark Page
	Title:		Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release of MACROCURE LTD. (NASDAQ:MCUR) providing an update on the results for its Phase III Clinical Trial of CureXcell® in diabetic foot ulcers, dated October 27, 2015.